Explanation of revision
Condensed Consolidated Financial Statements – unaudited
Notes to the Condensed Consolidated Financial Statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments
Note 3 Segment reporting
Note 4 Net interest income
Note 5 Commissions and fees
Note 6 Other revenues
Note 7 Provision for credit losses
Note 8 Compensation and benefits
Note 9 General and administrative expenses
Note 10 Earnings per share
Note 11 Trading assets and liabilities
Note 12 Loans
Note 13 Other assets and liabilities
Note 14 Long-term debt
Note 15 Accumulated other comprehensive income
Note 16 Tax
Note 17 Employee share-based compensation and other benefits
Note 18 Pension
Note 19 Guarantees and commitments
Note 20 Variable interest entities
Note 21 Fair value of financial instruments
Note 22 Subsidiary guarantee information
Note 23 Litigation

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Explanation of revision
As announced on February 19, 2008, in connection with ongoing internal control processes, we identified mismarks and pricing errors by a small number of traders in certain ABS positions in our CDO trading business in Investment Banking, and immediately undertook an internal review of this business. As a result of this internal review, which is now complete, we recorded total valuation reductions of CHF 2.86 billion (USD 2.65 billion) as a result of revaluing these positions. A significant portion of the reductions reflected adverse market developments in the first quarter of 2008. These valuation reductions include a CHF 1,177 million reduction in net revenues and a CHF 789 million reduction in net income from the amounts we previously reported for the fourth quarter and full-year 2007, and such reductions are reflected in the consolidated financial statements and related discussion of our financial condition, results of operations and cash flows and other information included in this report.

For further information, refer to section II – Operating and financial review – Credit Suisse - Revaluing of certain asset-backed securities in the Annual Report 2007.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Condensed Consolidated Financial Statements – unaudited
Consolidated statements of income (unaudited)

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Consolidated statements of income (CHF million)

Interest and dividend income	15,221	16,030	13,017	(5)	17	62,562	50,269	24

Interest expense	(13,065)	(14,071)	(11,590)	(7)	13	(54,109)	(43,703)	24

Net interest income	2,156	1,959	1,427	10	51	8,453	6,566	29

Commissions and fees	4,879	4,231	5,069	15	(4)	19,329	17,647	10

Trading revenues	(720)	(158)	2,956	356	–	6,148	9,428	(35)

Other revenues	1,921	810	1,362	137	41	5,805	4,962	17

Net revenues	8,236	6,842	10,814	20	(24)	39,735	38,603	3

Provision for credit losses	203	4	(20)	–	–	240	(111)	–

Compensation and benefits	3,468	2,392	4,100	45	(15)	16,219	15,697	3

General and administrative expenses	2,022	1,743	1,815	16	11	6,916	6,445	7

Commission expenses	694	667	605	4	15	2,612	2,272	15

Total other operating expenses	2,716	2,410	2,420	13	12	9,528	8,717	9

Total operating expenses	6,184	4,802	6,520	29	(5)	25,747	24,414	5

Income from continuing operations before taxes, minority interests and extraordinary items	1,849	2,036	4,314	(9)	(57)	13,748	14,300	(4)

Income tax expense	(403)	(32)	805	–	–	1,250	2,389	(48)

Minority interests	1,712	766	910	123	88	4,738	3,630	31

Income from continuing operations before extraordinary items	540	1,302	2,599	(59)	(79)	7,760	8,281	(6)

Income from discontinued operations, net of tax	0	0	2,074	–	(100)	0	3,070	(100)

Extraordinary items, net of tax	0	0	0	–	–	0	(24)	100

Net income	540	1,302	4,673	(59)	(88)	7,760	11,327	(31)

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items	0.53	1.27	2.42	(58)	(78)	7.43	7.53	(1)

Income from discontinued operations, net of tax	0.00	0.00	1.93	–	(100)	0.00	2.79	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	0.53	1.27	4.35	(58)	(88)	7.43	10.30	(28)

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items	0.49	1.18	2.29	(58)	(79)	6.96	7.19	(3)

Income from discontinued operations, net of tax	0.00	0.00	1.83	–	(100)	0.00	2.66	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	0.49	1.18	4.12	(58)	(88)	6.96	9.83	(29)

Consolidated balance sheets (unaudited)

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Assets (CHF million)

Cash and due from banks	38,459	37,854	29,040	2	32

Interest-bearing deposits with banks	3,759	3,319	8,128	13	(54)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	296,709	324,323	319,048	(9)	(7)

of which reported at fair value	183,719	171,345	–	7	–

Securities received as collateral, at fair value	28,314	19,647	32,385	44	(13)

Trading assets, at fair value	532,083	531,100	450,780	0	18

of which encumbered	141,764	138,089	141,404	3	0

Investment securities	15,731	15,767	21,394	0	(26)

of which reported at fair value	15,453	15,489	20,622	0	(25)

of which encumbered	1,908	7,651	54	(75)	–

Other investments	28,120	26,916	20,478	4	37

of which reported at fair value	25,195	22,968	17,887	10	41

Net loans	240,534	226,959	208,127	6	16

of which reported at fair value	31,047	22,345	–	39	–

allowance for loan losses	1,234	1,316	1,484	(6)	(17)

Premises and equipment	6,149	6,144	5,990	0	3

Goodwill	10,882	10,677	11,023	2	(1)

Other intangible assets	444	507	476	(12)	(7)

of which reported at fair value	179	202	181	(11)	(1)

Other assets	159,496	173,229	149,087	(8)	7

of which reported at fair value	49,326	51,539	11,265	(4)	338

of which encumbered	12,084	19,002	26,426	(36)	(54)

Total assets	1,360,680	1,376,442	1,255,956	(1)	8

Consolidated balance sheets (unaudited)

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Liabilities and shareholders' equity (CHF million)

Due to banks	90,864	101,294	97,514	(10)	(7)

of which reported at fair value	6,047	4,612	–	31	–

Customer deposits	335,505	334,467	290,864	0	15

of which reported at fair value	6,134	6,679	–	(8)	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	300,381	302,638	288,444	(1)	4

of which reported at fair value	140,424	145,220	–	(3)	–

Obligation to return securities received as collateral, at fair value	28,314	19,647	32,385	44	(13)

Trading liabilities, at fair value	201,809	224,412	198,422	(10)	2

Short-term borrowings	19,390	21,908	21,556	(11)	(10)

of which reported at fair value	8,120	9,919	2,764	(18)	194

Long-term debt	160,157	162,797	147,832	(2)	8

of which reported at fair value	111,293	113,989	44,709	(2)	149

Other liabilities	164,421	152,117	120,035	8	37

of which reported at fair value	24,233	32,047	14,916	(24)	62

Minority interests	16,640	15,197	15,318	9	9

Total liabilities	1,317,481	1,334,477	1,212,370	(1)	9

Common shares	46	46	607	0	(92)

Additional paid-in capital	24,553	24,010	24,817	2	(1)

Retained earnings	33,670	33,127	32,306	2	4

Treasury shares, at cost	(9,378)	(9,367)	(9,111)	0	3

Accumulated other comprehensive income/(loss)	(5,692)	(5,851)	(5,033)	(3)	13

Total shareholders' equity	43,199	41,965	43,586	3	(1)

Total liabilities and shareholders' equity	1,360,680	1,376,442	1,255,956	(1)	8

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.50	0	(92)

Authorized shares (million)	1,359.3	1,359.5	1,413.3	0	(4)

Issued shares (million)	1,162.4	1,162.2	1,214.9	0	(4)

Repurchased shares (million)	(141.8)	(141.6)	(152.4)	0	(7)

Shares outstanding (million)	1,020.6	1,020.6	1,062.5	0	(4)

Consolidated statements of changes in shareholders' equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other comprehen- sive income	Total share- holders' equity		Number of common shares outstanding

2007 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586		1,062,467,061	[1]

Net income	–	–	7,760	–	–	7,760		–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	[2]	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(669)	(669)		–

Issuance of common shares	1	59	–	–	–	60		1,389,127

Cancellation of repurchased shares[3]	(27)	(945)	(3,087)	4,059	–	0		–

Issuance of treasury shares	–	4	–	36,274	–	36,278		441,949,359

Repurchase of treasury shares	–	–	–	(41,879)	–	(41,879)		(507,256,244)	[4]

Share-based compensation, net of tax	–	861	–	1,279	–	2,140		22,078,552

Derivatives indexed to own shares[5]	–	(279)	–	–	–	(279)		–

Repayment out of share capital[6]	(535)	36	–	–	–	(499)		–

Cash dividends paid	–	–	(2,480)	–	–	(2,480)		–

Balance at end of period	46	24,553	33,670	(9,378)	(5,692)	43,199		1,020,627,855	[7]

2006 (CHF million)

Balance at beginning of period	624	24,639	24,584	(5,823)	(1,906)	42,118		1,125,360,183

Net income	–	–	11,327	–	–	11,327		–

Cumulative effect of accounting changes, net of tax	–	–	41	–	(1,778)	(1,737)		–

Other comprehensive income/(loss), net of tax	–	–	–	–	(1,349)	(1,349)		–

Issuance of common shares	–	48	–	–	–	48		1,109,847

Cancellation of repurchased shares	(17)	(608)	(1,316)	1,941	–	0		–

Issuance of treasury shares	–	(67)	–	17,352	–	17,285		238,906,412

Repurchase of treasury shares	–	–	–	(23,461)	–	(23,461)		(323,036,898)

Share-based compensation, net of tax	–	805	–	880	–	1,685		20,127,517

Cash dividends paid	–	–	(2,330)	–	–	(2,330)		–

Balance at end of period	607	24,817	32,306	(9,111)	(5,033)	43,586		1,062,467,061

1 At par value CHF 0.50 each, fully paid, net of 152,394,952 treasury shares. In addition to the treasury shares, a maximum of 198,476,240 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Includes CHF 187 million related to SFAS 157, CHF (1,003) million related to SFAS 159, CHF (13) million related to FIN 48 and CHF 10 million reclassified from accumulated other comprehensive income as a result of SFAS 159, all net of tax. 3 53,789,000 treasury shares were cancelled in 3Q07. 4 Includes 57,459,000 shares repurchased in connection with Credit Suisse Group's share buyback programs. 5 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the Leverage Units element of the Incentive Share Units (ISU) granted to the employees during 1Q07 and 4Q07. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 6 On May 4, 2007, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.46 per share, in addition to a dividend, which was paid out on July 18, 2007. 7 At par value CHF 0.04 each, fully paid, net of 141,834,285 treasury shares. In addition to the treasury shares, a maximum of 196,835,440 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Comprehensive income (CHF million)

Net income	540	1,302	4,673	(59)	(88)	7,760	11,327	(31)

Gains/(losses) on cash flow hedges	(23)	(6)	(22)	283	5	(38)	(119)	(68)

Cumulative translation adjustments	(935)	(1,125)	173	(17)	–	(1,783)	(381)	368

Unrealized gains/(losses) on securities	14	(10)	(378)	–	–	(2)	(1,042)	(100)

Minimum pension liability adjustment	–	–	193	–	(100)	–	193	(100)

Actuarial gains/losses	1,098	24	–	–	–	1,168	–	–

Net prior service cost/credit	5	7	–	(29)	–	(14)	–	–

Other comprehensive income/(loss), net of tax	159	(1,110)	(34)	–	–	(669)	(1,349)	(50)

Comprehensive income	699	192	4,639	264	(85)	7,091	9,978	(29)

Consolidated statements of cash flows (unaudited)

		in	% change

	2007	2006	YoY

Operating activities of continuing operations (CHF million)

Net income	7,760	11,327	(31)

(Income)/loss from discontinued operations, net of tax	0	(3,070)	100

Income from continuing operations	7,760	8,257	(6)

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	894	1,029	(13)

Provision for credit losses	240	(111)	–

Deferred tax provision	(1,076)	646	–

Share of net income from equity method investments	(101)	(24)	321

Trading assets and liabilities	(65,715)	(26,113)	152

(Increase)/decrease in accrued interest, fees receivable and other assets	(64,327)	(61,793)	4

Increase/(decrease) in accrued expenses and other liabilities	60,998	28,561	114

Other, net	3,434	1,003	242

Total adjustments	(65,653)	(56,802)	16

Net cash provided by/(used in) operating activities of continuing operations	(57,893)	(48,545)	19

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	4,059	(2,580)	–

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,436	8,931	(62)

Purchase of investment securities	(928)	(2,980)	(69)

Proceeds from sale of investment securities	2,905	1,256	131

Maturities of investment securities	3,769	5,035	(25)

Investments in subsidiaries and other investments	(7,626)	(6,209)	23

Proceeds from sale of other investments	2,288	2,100	9

(Increase)/decrease in loans	(35,472)	(23,159)	53

Proceeds from sales of loans	339	3,142	(89)

Capital expenditures for premises and equipment and other intangible assets	(1,550)	(1,530)	1

Proceeds from sale of premises and equipment and other intangible assets	250	34	–

Other, net	47	(86)	–

Net cash provided by/(used in) investing activities of continuing operations	(28,483)	(16,046)	78

Consolidated statements of cash flows (unaudited) (continued)

		in	% change

	2007	2006	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	52,510	38,533	36

Increase/(decrease) in short-term borrowings	(517)	3,091	–

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,493	(1,416)	–

Issuances of long-term debt	81,151	75,921	7

Repayments of long-term debt	(65,306)	(51,295)	27

Issuances of common shares	60	48	25

Issuances of treasury shares	36,278	17,285	110

Repurchase of treasury shares	(41,879)	(23,461)	79

Dividends paid/capital repayments	(2,512)	(2,346)	7

Other, net	6,857	2,703	154

Net cash provided by/(used in) financing activities of continuing operations	97,135	59,063	64

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,340)	(515)	160

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(38)	100

Net cash provided by/(used in) investing activities of discontinued operations	0	(4,424)	100

Net cash provided by/(used in) financing activities of discontinued operations	0	(332)	100

Net cash provided by/(used in) discontinued operations	0	(4,794)	100

Proceeds from sale of stock by subsidiaries (CHF million)

Proceeds from sale of stock by subsidiaries	0	12,300	(100)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	9,419	1,463	–

Cash and due from banks at beginning of period	29,040	27,577	5

Cash and due from banks at end of period	38,459	29,040	32

Supplemental cash flow information (unaudited)

		in	% change

	2007	2006	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	2,673	1,774	51

Cash paid for interest	53,756	42,519	26

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	335	199	68

Fair value of liabilities assumed	300	199	51

Assets and liabilities sold in business divestitures

Assets sold	0	183,691	(100)

Liabilities sold	0	174,694	(100)

Notes to the Condensed Consolidated Financial Statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited Condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These Condensed consolidated financial statements should be read in conjunction with the US GAAP Consolidated financial statements and notes thereto for the year ended December 31, 2006, included in the Credit Suisse Group Annual Report 2006. For a description of the Group’s significant accounting policies, refer to “Note 1 – Summary of significant accounting policies in the Notes to the consolidated financial statements” of the aforementioned Consolidated financial statements.

Due to the Group’s sale of Winterthur, which was completed on December 22, 2006, the results of operations of the Winterthur businesses sold, which were previously reported as a separate segment of the Group, are reflected in income from discontinued operations, net of tax in the Consolidated statements of income for all periods presented through the completion of the sale.

Certain financial information, which is normally included in annual Consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s Consolidated financial statements to conform to the current period’s presentation. These Condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the Condensed consolidated financial statements for the periods presented. The presentation of period over period change and the 3Q07 Consolidated statement of income and Consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP.

In preparing these Condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to “Note 2 – Recently issued accounting standards in the Notes to the consolidated financial statements” in the Credit Suisse Group Annual Report 2006.

EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
In June 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control would be overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that have been modified. The guidance was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FASB Staff Position (FSP) No. Statement of Position (SOP) 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

The changes to EITF 96-16 and the provisions of EITF 04-5 and FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Group’s financial condition, results of operations or cash flows. As of January 1, 2006, the Group increased its assets and liabilities by CHF 8.2 billion, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 29, 2005.

SFAS 155
In February 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (SFAS 155). Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the Consolidated statements of income. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 is effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Group elected to early adopt SFAS 155 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated retained earnings of CHF 33 million, which included gross gains after tax of CHF 119 million and gross losses after tax of CHF 86 million, and a corresponding decrease to the Group’s consolidated liabilities of CHF 33 million.

FIN 48
In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007, resulted in a decrease in beginning retained earnings of CHF 13 million. For further information on uncertainty in income tax positions, refer to “Note 16 – Tax.”

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in accumulated other comprehensive income (AOCI), including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

(iii) measure the defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial condition; and
(iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan was effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Group adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 1.8 billion. The Group did not early adopt the measurement date provisions and is evaluating the impact of those provisions for adoption in 2008.

SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3) guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guides. SFAS 157 also requires the Group to consider its own credit spreads when measuring the fair value of liabilities. The Group adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption, the Group reported an increase in opening retained earnings of CHF 187 million, net of tax. For further information on fair values, refer to “Note 21 – Fair value of financial instruments.”

SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. The Group adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Group reported a decrease in opening retained earnings of CHF 1,003 million, net of tax. For further information on fair values, refer to “Note 21 – Fair value of financial instruments.”

Standards to be adopted in future periods
FSP FIN 39-1
In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007. FSP FIN 39-1 is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. As part of the Group’s implementation procedures for adopting FSP FIN 39-1, it was determined that adopting FSP FIN 39-1 retrospectively is impracticable as it would require undue time and effort. Based on this, the Group will be adopting FSP FIN 39-1 on a prospective basis.

EITF 06-11
In June 2007, the FASB ratified EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11). EITF 06-11 consensus addresses share-based payment arrangements where employees receive dividends on awards during the vesting period. EITF 06-11 confirmed that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified non-vested equity shares, non-vested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends in those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards.

EITF 06-11 is effective prospectively to income tax benefits that result from dividends on equity classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The Group does not anticipate that the adoption of EITF 06-11 will have a material impact on the Group’s financial condition, results of operation or cash flows.

SAB 109
In November 2007, the United States (US) Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (SAB 109). SAB 109 provides guidance that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted at fair value through earnings.

SAB 109 retains the view that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and broadens this view to all written loan commitments that are accounted for at fair value through earnings

The guidance of SAB 109 is effective on a prospective basis for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Group does not anticipate that the adoption of SAB 109 will have a material impact on the Group’s financial condition, results of operation or cash flows.

SFAS 141(R)
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) requires an acquiring entity to recognize all assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date.

SFAS 141(R) also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The guidance in SFAS 141(R) is effective on a prospective basis for business combinations in which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The Group is currently evaluating the impact of adopting SFAS 141(R).

SFAS 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) No. 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.

SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. SFAS 160 has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group is currently evaluating the impact of adopting SFAS 160.
Note 2 Business developments
Acquisitions
In 4Q07, the Group completed its acquisition of a majority interest in Hedging-Griffo, a leading asset management and private banking company in Brazil, for CHF 421 million.
Divestitures
Effective December 22, 2006, the Group sold Winterthur to AXA S.A. for cash consideration of CHF 12.3 billion. As part of the sale agreement, AXA S.A. repaid approximately CHF 1.1 billion of debt outstanding between the Group and Winterthur. As a result of the completed sale, a net capital gain on the sale of CHF 1,817 million was recognized. The Group did not provide any indemnification in respect of Winterthur’s insurance reserves in the sale agreement.

The results of operations of the businesses sold are reflected in income from discontinued operations, net of tax in the Consolidated statements of income for all periods presented through the completion of the sale.

In 4Q06 and 2006, income from discontinued operations, net of tax was CHF 2,074 million and CHF 3,070 million, respectively. Included in these numbers is a net capital gain on the sale of CHF 1,817 million.

Note 3 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients globally. It provides access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as minorities without significant economic interest. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.

Net revenues and income from continuing operations before taxes

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net revenues (CHF million)

Investment Banking	2,741	2,097	6,085	31	(55)	18,958	20,469	(7)

Private Banking	3,478	3,325	2,973	5	17	13,522	11,678	16

Asset Management	354	594	738	(40)	(52)	2,577	2,861	(10)

Corporate Center	(12)	4	20	–	–	(104)	(68)	53

Minority interests without significant economic interest	1,675	822	998	104	68	4,782	3,663	31

Net revenues	8,236	6,842	10,814	20	(24)	39,735	38,603	3

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items (CHF million)

Investment Banking	(849)	6	2,342	–	–	3,649	5,951	(39)

Private Banking	1,377	1,289	1,143	7	20	5,486	4,596	19

Asset Management	(247)	45	89	–	–	354	508	(30)

Corporate Center	(78)	(57)	(187)	37	(58)	(341)	(315)	8

Minority interests without significant economic interest	1,646	753	927	119	78	4,600	3,560	29

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items	1,849	2,036	4,314	(9)	(57)	13,748	14,300	(4)

Total assets

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Total assets (CHF million)

Investment Banking	1,140,740	1,156,573	1,046,557	(1)	9

Private Banking	376,800	370,724	340,741	2	11

Asset Management	27,784	32,457	20,448	(14)	36

Corporate Center	(201,947)	(198,677)	(167,794)	2	20

Minority interests without significant economic interest	17,303	15,365	16,004	13	8

Total assets	1,360,680	1,376,442	1,255,956	(1)	8

Note 4 Net interest income

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net interest income (CHF million)

Loans	2,508	2,321	2,029	8	24	9,007	7,509	20

Investment securities	180	187	190	(4)	(5)	743	696	7

Trading assets	5,389	5,657	4,300	(5)	25	22,986	17,659	30

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,366	5,860	4,927	(8)	9	22,471	19,141	17

Other	1,778	2,005	1,571	(11)	13	7,355	5,264	40

Interest and dividend income	15,221	16,030	13,017	(5)	17	62,562	50,269	24

Deposits	(3,844)	(4,215)	(3,559)	(9)	8	(15,931)	(12,396)	29

Short-term borrowings	(211)	(256)	(193)	(18)	9	(971)	(630)	54

Trading liabilities	(1,809)	(2,069)	(1,498)	(13)	21	(8,665)	(6,606)	31

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,341)	(5,524)	(4,644)	(3)	15	(21,132)	(17,878)	18

Long-term debt	(1,097)	(1,192)	(1,168)	(8)	(6)	(4,736)	(4,471)	6

Other	(763)	(815)	(528)	(6)	45	(2,674)	(1,722)	55

Interest expense	(13,065)	(14,071)	(11,590)	(7)	13	(54,109)	(43,703)	24

Net interest income	2,156	1,959	1,427	10	51	8,453	6,566	29

Note 5 Commissions and fees

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Commissions and fees (CHF million)

Lending business	352	394	469	(11)	(25)	2,054	1,602	28

Investment and portfolio management	1,717	1,549	1,387	11	24	6,221	5,241	19

Other securities business	52	62	58	(16)	(10)	231	212	9

Fiduciary	1,769	1,611	1,445	10	22	6,452	5,453	18

Underwriting	374	104	895	260	(58)	1,810	2,755	(34)

Brokerage	1,491	1,441	1,303	3	14	5,848	5,129	14

Underwriting and brokerage	1,865	1,545	2,198	21	(15)	7,658	7,884	(3)

Other customer services	893	681	957	31	(7)	3,165	2,708	17

Commissions and fees	4,879	4,231	5,069	15	(4)	19,329	17,647	10

Note 6 Other revenues

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Other revenues (CHF million)

Minority interests without significant economic interest	1,659	741	978	124	70	4,674	3,559	31

Loans held-for-sale	(286)	(339)	(7)	(16)	–	(638)	31	–

Long-lived assets held-for-sale	34	10	15	240	127	59	22	168

Equity method investments	47	97	61	(52)	(23)	196	124	58

Other investments	349	178	253	96	38	1,049	916	15

Other	118	123	62	(4)	90	465	310	50

Other revenues	1,921	810	1,362	137	41	5,805	4,962	17

Note 7 Provision for credit losses

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	5	(9)	(25)	–	–	40	(128)	–

Provisions for lending-related and other exposures	198	13	5	–	–	200	17	–

Provision for credit losses	203	4	(20)	–	–	240	(111)	–

Note 8 Compensation and benefits

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Compensation and benefits (CHF million)

Salaries and bonuses	3,117	2,037	3,650	53	(15)	14,504	14,005	4

Social security	163	141	239	16	(32)	876	892	(2)

Other	188	214	211	(12)	(11)	839	800	5

Compensation and benefits	3,468	2,392	4,100	45	(15)	16,219	15,697	3

Note 9 General and administrative expenses

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

General and administrative expenses (CHF million)

Occupancy expenses	238	231	233	3	2	911	888	3

IT, machinery, etc.	148	127	133	17	11	519	525	(1)

Provisions and losses	74	19	58	289	28	115	(199)	–

Travel and entertainment	183	153	152	20	20	628	632	(1)

Professional services	745	606	624	23	19	2,383	2,219	7

Depreciation of property and equipment	238	205	224	16	6	859	831	3

Amortization and impairment of other intangible assets	13	7	19	86	(32)	36	183	(80)

Other	383	395	372	(3)	3	1,465	1,366	7

General and administrative expenses	2,022	1,743	1,815	16	11	6,916	6,445	7

Note 10 Earnings per share

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net income (CHF million)

Income from continuing operations before extraordinary items	540	1,302	2,599	(59)	(79)	7,760	8,281	(6)

Income from discontinued operations, net of tax	0	0	2,074	–	(100)	0	3,070	(100)

Extraordinary items, net of tax	0	0	0	–	–	0	(24)	100

Net income	540	1,302	4,673	(59)	(88)	7,760	11,327	(31)

Net income available for common shares for basic earnings per share	540	1,302	4,673	(59)	(88)	7,760	11,327	(31)

Net income available for common shares for diluted earnings per share	540	1,302	4,673	(59)	(88)	7,760	11,327	(31)

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share	1,019.2	1,029.2	1,074.6	(1)	(5)	1,044.6	1,099.9	(5)

Dilutive share options and warrants	7.4	8.2	12.8	(10)	(42)	10.4	14.2	(27)

Dilutive share awards	66.4	70.1	47.9	(5)	39	60.2	38.2	58

Weighted-average shares outstanding for diluted earnings per share[1]	1,093.0	1,107.5	1,135.3	(1)	(4)	1,115.2	1,152.3	(3)

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items	0.53	1.27	2.42	(58)	(78)	7.43	7.53	(1)

Income from discontinued operations, net of tax	0.00	0.00	1.93	–	(100)	0.00	2.79	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	0.53	1.27	4.35	(58)	(88)	7.43	10.30	(28)

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items	0.49	1.18	2.29	(58)	(79)	6.96	7.19	(3)

Income from discontinued operations, net of tax	0.00	0.00	1.83	–	(100)	0.00	2.66	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	0.49	1.18	4.12	(58)	(88)	6.96	9.83	(29)

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 46.3 million, 38.9 million, 35.2 million, 31.2 million and 38.0 million for 4Q07, 3Q07, 4Q06, 2007 and 2006, respectively.

Note 11 Trading assets and liabilities

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Trading assets (CHF million)

Debt securities	208,913	221,390	214,276	(6)	(3)

Equity securities[1]	195,243	196,551	149,684	(1)	30

Derivative instruments	98,485	85,183	58,152	16	69

Other	29,442	27,976	28,668	5	3

Trading assets	532,083	531,100	450,780	0	18

Trading liabilities (CHF million)

Short positions	122,720	148,453	139,786	(17)	(12)

Derivative instruments	79,089	75,959	58,636	4	35

Trading liabilities	201,809	224,412	198,422	(10)	2

1 Including convertible bonds.

Note 12 Loans

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Loans (CHF million)

Banks	1	7	24	(86)	(96)

Commercial	45,351	44,185	43,618	3	4

Consumer	86,220	86,664	82,768	(1)	4

Public authorities	1,283	1,476	1,263	(13)	2

Lease financings	3,263	3,309	3,360	(1)	(3)

Switzerland	136,118	135,641	131,033	0	4

Banks	10,609	9,588	8,940	11	19

Commercial	71,846	59,616	50,935	21	41

Consumer	21,508	21,840	17,562	(2)	22

Public authorities	1,592	1,479	905	8	76

Lease financings	115	118	228	(3)	(50)

Foreign	105,670	92,641	78,570	14	34

Gross loans	241,788	228,282	209,603	6	15

Net (unearned income)/deferred expenses	(20)	(7)	8	186	–

Allowance for loan losses	(1,234)	(1,316)	(1,484)	(6)	(17)

Net loans	240,534	226,959	208,127	6	16

Impaired loan portfolio (CHF million)

Gross impaired loans	1,946	1,802	2,131	8	(9)

of which with a specific allowance	1,563	1,580	1,802	(1)	(13)

of which without a specific allowance	383	222	329	73	16

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,316	1,372	1,527	(4)	(14)	1,484	2,241	(34)

Change in accounting[1]	0	0	0	–	–	(61)	0	–

Discontinued operations	0	0	0	–	–	0	(51)	100

Net additions charged to statements of income	5	(9)	(25)	–	–	40	(128)	–

Gross write-offs	(94)	(60)	(76)	57	24	(295)	(731)	(60)

Recoveries	20	29	68	(31)	(71)	93	141	(34)

Net write-offs	(74)	(31)	(8)	139	–	(202)	(590)	(66)

Provisions for interest	1	1	(1)	0	–	1	48	(98)

Foreign currency translation impact and other adjustments, net	(14)	(17)	(9)	(18)	56	(28)	(36)	(22)

Balance at end of period	1,234	1,316	1,484	(6)	(17)	1,234	1,484	(17)

of which a specific allowance	850	899	1,091	(5)	(22)	850	1,091	(22)

of which an inherent credit loss allowance	384	417	393	(8)	(2)	384	393	(2)

1 Related to the adoption of SFAS 159.

Note 13 Other assets and liabilities

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	18,766	17,223	14,917	9	26

Derivative instruments used for hedging	1,065	971	2,220	10	(52)

Brokerage receivables	54,883	60,074	49,223	(9)	11

Assets held-for-sale	48,206	60,058	53,346	(20)	(10)

of which loans	47,975	59,770	53,178	(20)	(10)

of which real estate	231	288	168	(20)	38

Interest and fees receivable	10,808	10,633	8,817	2	23

Deferred tax assets	5,804	5,896	5,317	(2)	9

Prepaid expenses	565	622	477	(9)	18

Other	19,399	17,752	14,770	9	31

Other assets	159,496	173,229	149,087	(8)	7

Other liabilities (CHF million)

Cash collateral on derivative instruments	49,307	38,261	22,855	29	116

Derivative instruments used for hedging	84	296	970	(72)	(91)

Brokerage payables	55,808	51,898	33,185	8	68

Provisions[1]	2,279	1,865	2,104	22	8

of which off-balance sheet risk	268	70	140	283	91

Restructuring liabilities	2	2	3	0	(33)

Interest and fees payable	11,829	12,989	12,300	(9)	(4)

Current and deferred tax liabilities	4,128	4,410	3,750	(6)	10

Failed sales	10,627	9,884	18,384	8	(42)

Other	30,357	32,512	26,484	(7)	15

Other liabilities	164,421	152,117	120,035	8	37

1 Includes provisions for bridge commitments.

Note 14 Long-term debt

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Long-term debt (CHF million)

Senior	141,675	144,843	129,919	(2)	9

Subordinated	18,482	17,954	17,913	3	3

Long-term debt	160,157	162,797	147,832	(2)	8

Note 15 Accumulated other comprehensive income

	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Actuarial gains/ (losses)	Net prior service cost/ (credit)	Accumu- lated other comprehen- sive income

2007 (CHF million)

Balance at beginning of period	(42)	(2,878)	114	0	(2,110)	(117)	(5,033)

Increase/(decrease)	8	(1,783)	9	0	1,075	(39)	(730)

Decrease due to equity method investments	(41)	0	0	0	0	0	(41)

Reclassification adjustments, included in net income	(5)	0	(11)	0	93	25	102

Adoption of SFAS 159, net of tax	6	0	4	0	0	0	10

Balance at end of period	(74)	(4,661)	116	0	(942)	(131)	(5,692)

2006 (CHF million)

Balance at beginning of period	77	(2,497)	1,156	(642)	0	0	(1,906)

Increase/(decrease)	(115)	(832)	(528)	101	0	0	(1,374)

Decrease due to equity method investments	(40)	0	0	0	0	0	(40)

Reclassification adjustments, included in net income	36	451	(514)	92	0	0	65

Adoption of SFAS 158, net of tax	0	0	0	449	(2,110)	(117)	(1,778)

Balance at end of period	(42)	(2,878)	114	0	(2,110)	(117)	(5,033)

Note 16 Tax
Credit Suisse adopted the provisions of FIN 48 on January 1, 2007. As a result of FIN 48, an increase in the liability for unrecognized tax benefits of approximately CHF 13 million was recognized as a reduction to the January 1, 2007 balance of retained earnings. The total amount of unrecognized tax benefits, as of January 1, 2007, was CHF 1,485 million.

Included in the January 1, 2007 balance were tax positions of CHF 16 million, for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. On January 1, 2007, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was CHF 1,412 million.

Credit Suisse continues to recognize interest and penalties accrued relating to unrecognized tax benefits as current income taxes in income tax expense. Approximately CHF 298 million was accrued as of January 1, 2007 for the payment of interest and penalties, net of any tax benefit associated with the payment of these amounts.

Credit Suisse remains open to examination from either federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the United Kingdom –1997; and the US – 1993.

The reduction in the tax rate was due to a 4Q07-specific net credit of CHF 83 million from the re-measurement of uncertain tax positions. The remaining favorable variance to our originally accrued tax rate of 22% was due to normal business-driven tax related items. The former was recorded in accordance with FIN 48. The latter included non-taxable income, the streamlining of certain legal entity structures and the geographic mix of pre-tax income, which was partially offset by an increase in the valuation allowance on deferred tax assets of CHF 690 million attributable to the lower business results in certain entities.

Note 17 Employee share-based compensation and other benefits
Share-based compensation
The Group’s share-based compensation is an important part of the overall compensation package for select employees and senior executives. Share-based compensation is designed to promote employee retention and align the interests of employees and shareholders. The majority of share-based compensation is granted as part of the annual incentive performance bonus subsequent to the fiscal year to which the incentive performance bonus relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules. For further information on share-based compensation plans and the related fair value assumptions, refer to “Note 24 – Employee share-based compensation and other benefits in the Notes to the consolidated financial statements” in the Credit Suisse Group Annual Report 2006.

Compensation expense
Compensation expense in any year includes a variable compensation expense for that year’s discretionary cash performance bonus and fixed expenses for share-based awards granted in prior years. Recognition in the Consolidated statements of income of expense relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation recognized in the Consolidated statements of income in compensation and benefits was CHF 2,669 million and CHF 1,646 million in 2007 and 2006, respectively. As of December 31, 2007, the total estimated unrecognized compensation expense related to non-vested share-based compensation of CHF 2,365 million will be recognized over the remaining weighted-average requisite service period of 1.3 years.

The Group generally repurchases its own shares in the open market to satisfy these obligations but can also issue new shares out of available conditional capital. Through December 31, 2007, the Group delivered approximately 22.1 million shares to employees.

Credit Suisse Incentive Share Unit
In January 2007, as part of the 2006 remuneration process, the Group aligned its share-based compensation plans and introduced ISUs. Previously granted awards will continue to settle under their original terms and are not affected by the ISU. An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Credit Suisse Group share price. For each ISU granted, the employee will receive at least one Credit Suisse Group share. In addition, the leverage component can deliver additional upside, which will be determined by the monthly average Credit Suisse Group share price over the three-year period following the grant. Each ISU will vest at a rate of one-third of a share per year over three years, with the potential additional shares vesting on the third anniversary of the grant date, depending on the development of the leverage component.

The compensation expense recognized in 2007 related to ISUs was CHF 1,159 million. The estimated unrecognized compensation expense related to ISUs as of December 31, 2007 was CHF 1,530 million. None of the ISUs were vested as of December 31, 2007.

Incentive Share Unit activities

in 2007	ISU

Number of share unit awards (million)

Balance at beginning of period	0.0

Granted	27.2

Settled	(0.4)

Forfeited	(1.4)

Balance at end of period	25.4

Performance Incentive Plan
As part of its annual incentive performance bonus process for 2004 and 2005, the Group granted Performance Incentive Plan (PIP) units during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets; and ii) share price performance compared to predefined targets and share price performance relative to peers.

The compensation expense recognized in 2007 related to PIP I and PIP II was CHF 451 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of December 31, 2007 was CHF 269 million. None of the PIP units were deliverable as of December 31, 2007.

Performance Incentive Plan activities

in 2007	PIP II	PIP I

Number of share unit awards (million)

Balance at beginning of period	6.3	12.4

Granted	0.4	0.0

Settled	0.0	0.0

Forfeited	(0.2)	(0.1)

Balance at end of period	6.5	12.3

of which vested	1.7	5.6

of which unvested	4.8	6.7

Shares
In addition to the PIP, the Group’s share-based compensation in prior years has included three different types of share awards: phantom shares; Longevity Premium Awards (LPA); and special awards. These share awards entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Group, restrictive covenants and cancellation provisions and generally vest between zero and three years.

The compensation expense recognized in 2007 related to shares awarded under phantom share, LPA and special awards was CHF 1,059 million. The estimated unrecognized compensation expense related to these awards as of December 31, 2007 was CHF 566 million.

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group has discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group’s shares on the date of grant and expire after ten years.

Note 18 Pension
The calculation of the expected contribution for 2007 was revised in 2Q07, resulting in an increase in anticipated annual contributions. As of December 31, 2007, CHF 755 million of contributions have been made, including approximately CHF 340 million as a special contribution in 2007. The Group expects to contribute CHF 574 million to the defined benefit plans and to other post-retirement defined benefit plans in 2008.

			in		% change		in	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	74	80	86	(8)	(14)	314	335	(6)

Interest costs on benefit obligation	139	138	124	1	12	555	494	12

Expected return on plan assets	(182)	(184)	(175)	(1)	4	(734)	(692)	6

Amortization of recognized transition obligation/(asset)	0	0	0	–	–	0	(1)	100

Amortization of prior service cost	8	8	7	0	14	33	31	6

Amortization of recognized (gains)/losses	36	33	33	9	9	133	130	2

Net periodic pension costs	75	75	75	0	0	301	297	1

Settlement (gains)/losses	0	0	0	–	–	0	(5)	100

Curtailment (gains)/losses	0	0	0	–	–	0	(9)	100

Total pension costs	75	75	75	0	0	301	283	6

Note 19 Guarantees and commitments
Guarantees

end of	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

4Q07 (CHF million)

Credit guarantees and similar instruments	9,469	8,083		23	5,396

Performance guarantees and similar instruments	12,552	10,802		141	3,588

Securities lending indemnifications	40,006	40,006		0	40,006

Derivatives	1,130,724	1,130,724		38,866	–	[2]

Other guarantees	4,233	4,198		3	1,862

Total guarantees	1,196,984	1,193,813		39,033	50,852

4Q06 (CHF million)

Credit guarantees and similar instruments	10,308	7,909		8	4,966

Performance guarantees and similar instruments	11,131	9,925		162	3,145

Securities lending indemnifications	36,834	36,834		0	36,834

Derivatives	680,329	680,329		5,211	–	[2]

Other guarantees	3,511	3,511		3	1,496

Total guarantees	742,113	738,508		5,384	46,441

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Guarantees provided by the Group are broadly classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees. For a detailed description of guarantees, refer to “Note 28 – Guarantees and commitments in the Notes to the consolidated financial statements” in the Credit Suisse Group Annual Report 2006.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in other guarantees in the table above. The Group believes that the likelihood of having to pay under these agreements is remote.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters) from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s Consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Total gross amount	Total net amount	[1]	Collateral received

4Q07 (CHF million)

Irrevocable commitments under documentary credits	5,970	5,240		2,448

Loan commitments	249,025	248,773		171,735

Forward reverse repurchase agreements	40,403	40,403		40,403

Other commitments	4,885	4,885		347

Total other commitments	300,283	299,301		214,933

4Q06 (CHF million)

Irrevocable commitments under documentary credits	5,365	4,984		2,710

Loan commitments	233,083	231,771		139,189

Forward reverse repurchase agreements	5,697	5,697		5,697

Other commitments	4,966	4,966		159

Total other commitments	249,111	247,418		147,755

1 Total net amount is computed as the gross amount less any participations.

Other commitments of the Group are broadly classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments. For a detailed description of off-balance sheet commitments, refer to “Note 28 – Guarantees and commitments in the Notes to the consolidated financial statements” in the Credit Suisse Group Annual Report 2006.

Note 20 Variable interest entities
FIN 46(R) requires the Group to consolidate all variable interest entities (VIE) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary. Net income was unaffected, as offsetting minority interests were recorded in the Consolidated statements of income.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivative transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: collateralized debt obligations (CDO), commercial paper (CP) conduits and financial intermediation. For further information on the Group’s policy on consolidation of VIEs and the nature of the Group’s involvement with these entities, refer to “Note 1 - Summary of significant accounting policies, Note 2 - Recently issued accounting standards and Note 29 - Transfers and servicing of financial assets in the Notes to the consolidated financial statements” in the Credit Suisse Group Annual Report 2006.

		end of	% change

	4Q07	4Q06	YoY

Total assets of consolidated VIEs (CHF million)

Collateralized debt obligations	6,672	6,539	2

Commercial paper conduits	1	1	0

Financial intermediation	17,404	15,006	16

Total assets of consolidated VIEs	24,077	21,546	12

Total assets of non-consolidated VIEs (CHF million)

Collateralized debt obligations	16,360	15,636	5

Commercial paper conduits	12,642	7,038	80

Financial intermediation	99,244	90,538	10

Total assets of non-consolidated VIEs	128,246	113,212	13

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.
The Group has consolidated all CDO VIEs for which it is the primary beneficiary, resulting in the inclusion by the Group of approximately CHF 6.7 billion and CHF 6.5 billion of assets and liabilities of these VIEs as of December 31, 2007 and December 31, 2006, respectively. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is generally equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 2.5 billion and CHF 1.7 billion as of December 31, 2007 and December 31, 2006, respectively.

Commercial paper conduits
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several CP conduits. The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of December 31, 2007, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 17.4 billion, which consisted of CHF 12.5 billion of funded assets and the CP conduits’ commitments to purchase CHF 4.9 billion of additional assets for which the Group provided liquidity arrangements. As of December 31, 2006, the Group’s maximum loss exposure was CHF 12.5 billion.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancement primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions, but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to non-consolidated VIEs related to financial intermediation activities was CHF 20.5 billion and CHF 19.1 billion as of December 31, 2007 and December 31, 2006, respectively, which represents the notional amount of any off-balance sheet arrangements from the Group and the carrying value of on-balance sheet interests held by the Group, rather than the amount of total assets of the VIEs. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies, and the risk of loss that is retained by investors.

Note 21 Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments, most CDOs, most mortgage-backed and asset-backed securities, certain residential mortgage whole loans and listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high-yield debt securities, distressed debt securities, certain CDOs, certain OTC derivatives, certain mortgage-backed and asset-backed securities, non-traded equity securities, private equity and other long-term investments. Valuation techniques for certain of these instruments are described in greater detail below.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management accounting to our financial reporting.

Fair value hierarchy
Financial instruments recorded in the Group’s Consolidated balance sheets at fair value have been categorized based upon the relative reliability of the fair value measures in accordance with SFAS 157 (the fair value hierarchy).

The levels of the fair value hierarchy are defined as follows in SFAS 157:

– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

The Group records net open positions at bid prices if long, or at ask prices if short, unless the Group is a market maker in such positions, in which case mid pricing is utilized. Fair value measurements are not adjusted for transaction costs.

Prior to January 1, 2007, net costs of originating or acquiring mortgage loans held-for-sale were recognized as part of the initial loan-carrying value, with any subsequent change in fair value being recognized as a component of trading revenues. For such loans where the fair value option has been elected, net costs are now recognized on a gross basis as fee income and/or expense.

Quantitative disclosures of fair values
Fair value of assets and liabilities measured at fair value on a recurring basis

end of 2007	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	183,719	0	0		183,719

Securities received as collateral	25,488	2,826	0	0		28,314

Trading assets	252,055	565,607	60,621	(346,200)		532,083

Investment securities	14,451	992	10	0		15,453

Other investments	565	6,893	17,737	0		25,195

Loans	0	25,409	5,638	0		31,047

Other intangible assets	0	0	179	0		179

Other assets	4,092	37,248	8,080	(94)		49,326

Total assets at fair value	296,651	822,694	92,265	(346,294)		865,316

Liabilities (CHF million)

Due to banks	0	6,041	6	0		6,047

Customer deposits	0	6,134	0	0		6,134

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	140,424	0	0		140,424

Obligations to return securities received as collateral	25,488	2,826	0	0		28,314

Trading liabilities	111,776	416,688	19,597	(346,252)		201,809

Short-term borrowings	0	7,426	694	0		8,120

Long-term debt	0	80,061	31,232	0		111,293

Other liabilities	0	24,102	173	(42)		24,233

Total liabilities at fair value	137,264	683,702	51,702	(346,294)		526,374

Net assets/liabilities at fair value	159,387	138,992	40,563	0		338,942

end of 9M07

Total assets at fair value	295,882	733,303	82,733	(277,283)		834,635

Total liabilities at fair value	147,145	634,107	52,556	(277,283)		556,525

Net assets/liabilities at fair value	148,737	99,196	30,177	0		278,110

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Fair value of assets and liabilities measured at fair value on a recurringbasis using significant unobservable inputs (level 3)

2007	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	189	14,953	10,712		25,854

Net realized/unrealized gains/(losses) included in net revenues	6,847	3,610	(6,388)		4,069

Purchases, sales, issuances and settlements	524	(631)	27,445		27,338

Transfers in and/or out of level 3	(1,929)	(195)	17,800		15,676

Balance at end of period	5,631	17,737	49,569		72,937

Liabilities (CHF million)

Balance at beginning of period	–	–	27,939	[1]	27,939

Net realized/unrealized gains/(losses) included in net revenues	–	–	(1,965)		(1,965)

Purchases, sales, issuances and settlements	–	–	14,788		14,788

Transfers in and/or out of level 3	–	–	(8,388)		(8,388)

Balance at end of period	–	–	32,374	[1]	32,374

Net	5,631	17,737	17,195		40,563

Total realized/unrealized gains/(losses) included in net revenues	6,847	3,610	(4,423)		6,034

1 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurringbasis using significant unobservable inputs (level 3)

in 2007	Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	1,081	4,953	6,034

Whereof:

Changes in unrealized gains or losses relating to assets and liabilities still held as of the reporting date	1,852	2,848	4,700

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

We employ various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2007, CHF 6.3 billion of loans have been recorded at fair value, of which CHF 5.7 billion and CHF 0.6 billion were classified as level 2 and level 3, respectively.

Qualitative disclosures of valuation techniques
Trading assets and liabilities
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, commercial papers, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Trading securities
The Group’s trading securities consist of interest-bearing securities and rights and equity securities. Interest-bearing securities and rights include debt securities, residential and commercial mortgage-backed securities and other asset-backed securities and CDOs. Equity securities include common equity shares, convertible bonds and separately managed funds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential and commercial mortgage-backed securities and other asset-backed securities for which there are no significant observable inputs are valued using benchmarks to similar transactions on indices and other valuation models.

Collateralized debt, bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer’s other credit obligations. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock price, dividend rates, credit spreads, foreign exchange rates, prepayment rates and equity market volatility.

Derivatives
Positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. The fair values of OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs and liquidity are also considered as part of the valuation process.

Other trading assets
Other trading assets primarily include residential mortgage loans that are purchased with an intent to securitize or sell as loans. Valuations for traded residential mortgage loans are determined based on an exit price basis.

Investment securities
Investment securities recorded at fair value include debt and equity securities. These debt and equity securities are quoted in active or inactive markets. These instruments include government and corporate bonds.

Other investments
The Group’s other investments include hybrid instruments, private equity and other alternative capital investments.
Private equity and other long-term investments include direct investments and investments in partnerships that make private equity and related investments in various portfolio companies and funds. Private equity investments and other long-term investments consist of both publicly traded securities and private securities. Publicly traded investments that are restricted or that are not quoted in active markets are valued based upon quotes with appropriate adjustments for liquidity or trading restrictions. Private securities are valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses.

Internally managed funds include partnerships and related direct investments for which the Group acts as the fund’s advisor and makes investment decisions. Internally managed funds principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds partnerships. The fair value of investments in internally managed fund of funds partnerships is based on the valuation received from the underlying fund manager and is reviewed by us. The fair value of investments in other internally managed funds is based on the Group’s valuation. Balances for internally managed funds also include amounts relating to the consolidation of private equity funds under EITF 04-5 and FIN 46(R). A substantial portion of the investments held by the private equity funds consolidated primarily under EITF 04-5 and FIN 46(R) is reflected in level 3. Funds managed by third parties include investments in funds managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund and is reviewed by us.

Loans
The Group’s loans include consumer, mortgage, corporate and emerging market loans. The fair value of corporate and emerging market loans within the Investment Banking segment is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using implied credit spreads derived from credit default swaps for the specific borrower. Where credit default swaps for a particular borrower are not available, a matrix of similar entity-implied credit spreads from credit default swaps is constructed to derive an implied credit spread for that particular borrower. Alternatively, fair value is determined utilizing unobservable inputs and a discounted cash flow analysis. Consumer, mortgage and corporate loans within the Private Banking segment are not held at fair value.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of these debt instruments is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using yield curves for similar maturities, taking into consideration the impact of the Group’s own credit spread on these instruments.

Other assets and other liabilities
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125)” (SFAS 140). The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under SFAS 140 is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Fair value option
Upon adoption of SFAS 159, the Group elected fair value for certain of its financial statement captions as follows:
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
The Group has elected to account for structured resale agreements and most matched book resale agreements held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing resale agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Other investments
The Group has elected to account for certain equity method investments held as of January 1, 2007, and certain of those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. Certain similar instruments, such as those relating to equity method investments in strategic relationships, for example, the Group’s ownership interest in certain clearance organizations, which were eligible for the fair value option, were not elected due to the strategic relationship.

Loans
The Group has elected to account for substantially all Investment Banking commercial loans and loan commitments and certain Investment Banking emerging market loans held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. Additionally, recognition on a fair value basis eliminates the mismatch that currently exists due to the economic hedging the Group employs to manage these loans. Certain similar loans, such as project finance, lease finance, cash collateralized and some bridge loans, which were eligible for the fair value option, were not elected due to the lack of currently available infrastructure to fair value such loans and/or the inability to economically hedge such loans. Additionally, the Group elected not to account for loans granted by its Private Banking segment at fair value, including domestic consumer lending, mortgages, corporate loans, etc., as these loans are not managed on a fair value basis.

Other assets
The Group did not elect the fair value option for loans held-for-sale as of January 1, 2007 as the current carrying values are deemed appropriate. The Group elected the fair value option for new loans entered into subsequent to January 1, 2007 due to the short period over which such loans are held and the intention to sell such loans in the near term. Other assets also include assets of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. The Group did not elect the fair value option for such assets existing as of January 1, 2007 due to the operational effort to change accounting for existing items reflected in the Group’s Consolidated financial statements. The fair value option was elected for these types of transactions entered into after January 1, 2007.

Due to banks
The Group elected the fair value option for certain time deposits associated with its emerging markets activities entered into after January 1, 2007.
Customer deposits
The Group’s customer deposits include fund-linked deposits. The Group elected the fair value option for these fund-linked deposits as of January 1, 2007 and those entered into after January 1, 2007. Fund-linked products are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes.

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
The Group has elected to account for structured repurchase agreements and most matched book repurchase agreements held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing repurchase agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Short-term borrowings
The Group’s short-term borrowings include hybrid debt instruments with embedded derivative features. Some of these embedded derivative features create bifurcatable debt instruments. The Group elected the fair value option for some of these instruments as of January 1, 2006 in accordance with the provisions of SFAS 155. New bifurcatable debt instruments which were entered into in 2006 are carried at fair value, in accordance with SFAS 155. Some hybrid debt instruments do not result in bifurcatable debt instruments. The adoption of SFAS 159 permits the Group to elect fair value accounting for non-bifurcatable hybrid debt instruments. With the exception of certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value upon the adoption of SFAS 155, the Group has elected to account for all hybrid debt instruments held as of January 1, 2007, and hybrid debt instruments originated after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed appropriate for reporting purposes. There are two main populations of similar instruments for which fair value accounting was not elected. The first relates to the lending business transacted by the Group’s Private Banking segment, which includes structured deposits and similar investment products. These are managed on a bifurcated or accrual basis; thus, fair value accounting is not considered appropriate. The second is where the instruments were or will be maturing in the near term and their fair value will be realized at that time.

Long-term debt
The Group’s long-term debt includes hybrid debt instruments with embedded derivative features as described above in “Short-term borrowings.” The Group’s long-term debt also includes debt issuances managed by its central Treasury department that do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives; in particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group has availed itself of the simplification objective of the fair value option to elect fair value for this fixed-rate debt and will no longer be required to maintain hedging documentation to achieve a similar financial reporting outcome.

Other liabilities
Other liabilities include liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. The Group did not elect the fair value option for such liabilities existing as of January 1, 2007 due to the operational effort to change accounting for existing items reflected in the Group’s Consolidated financial statements. The Group did elect the fair value option for these types of transactions entered into after January 1, 2007.

Cumulative effect adjustment to opening retained earnings due to adoption of fair value option

as of January 1, 2007	Carrying value prior to adoption	Net gains/ (losses)	Fair value after adoption

Balance sheet items (CHF million)

Other investments	34	1	35

Loans	13,694	78	13,772

Other assets	1,313	2	1,315

Due to banks and customer deposits	(229)	(21)	(250)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, net	(43,102)	(5)	(43,107)

Short-term borrowings	(2,543)	1	(2,542)

Long-term debt	(52,691)	(1,168)	(53,859)

Other liabilities	(211)	(286)	(497)

Pre-tax cumulative effect of adoption of the fair value option		(1,398)

Deferred taxes		395

Cumulative effect of adoption of the fair value option (charge to retained earnings)		(1,003)

Gains and losses on financial instruments

in 2007	Net gains/(losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	19,466	[1]

Trading loans	117	[1]

of which related to credit risk	(113)

Other investments	44	[2]

Loans	1,345	[1]

of which related to credit risk	(408)

Other assets	955	[1]

of which related to credit risk	(1,264)

Due to banks and customer deposits	(258)	[1]

of which related to credit risk	5

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(21,151)	[1]

Short-term borrowings	0	[1]

Long-term debt	(5,688)	[2]

of which related to credit risk	1,204

Other liabilities	(1,402)	[2]

of which related to credit risk	(1,402)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues and/or other revenues.

Interest income and expense are calculated based on contractual rates specified in the transactions. Interest income and expense are recorded in the Consolidated statements of income depending on the nature of the instrument and related market convention. When interest is included as a component of the change in the instrument’s fair value, interest is included in trading revenues. Otherwise, it is included in interest and dividend income or interest expense. Dividend income is recognized separately from trading revenues.

The impacts of credit risk on debt securities held as assets presented in the table above have been calculated as the component of the total change in fair value excluding the impact of changes in base or risk-free interest rates. The impacts of changes in own credit risk on liabilities presented in the table above have been calculated as the difference between the fair values of those instruments as of the reporting date and the theoretical fair values of those instruments calculated by using the yield curve prevailing at the end of the reporting period, adjusted up or down for changes in our own credit spreads from the transition date to the reporting date.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

end of 2007	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million) [1]

Non-accrual loans	232	459	(227)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	183,719	183,303	416

Loans	31,047	31,517	(470)

Other assets	33,936	35,420	(1,484)

Due to banks and customer deposits	(5,902)	(5,895)	(7)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(140,424)	(140,436)	12

Short-term borrowings	(8,120)	(8,409)	289

Long-term debt	(111,293)	(111,595)	302

Other liabilities	(3,648)	(3,646)	(2)

1 There were no non-performing loans 90 days or more past due which were carried at fair value.

Note 22 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US Securities and Exchange Commission-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of income

in 4Q07	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	6,784	8,199		14,983	109	129		15,221

Interest expense	(6,193)	(6,832)		(13,025)	(123)	83		(13,065)

Net interest income	591	1,367		1,958	(14)	212		2,156

Commissions and fees	1,218	3,311		4,529	5	345		4,879

Trading revenues	(1,416)	572		(844)	0	124		(720)

Other revenues	1,804	198		2,002	554	(635)		1,921

Net revenues	2,197	5,448		7,645	545	46		8,236

Provision for credit losses	(1)	196		195	0	8		203

Compensation and benefits	988	2,426		3,414	(57)	111		3,468

General and administrative expenses	354	1,547		1,901	61	60		2,022

Commission expenses	108	530		638	0	56		694

Total other operating expenses	462	2,077		2,539	61	116		2,716

Total operating expenses	1,450	4,503		5,953	4	227		6,184

Income from continuing operations before taxes, minority interests and extraordinary items	748	749		1,497	541	(189)		1,849

Income tax expense	(420)	16		(404)	1	0		(403)

Minority interests	1,667	185		1,852	0	(140)		1,712

Income from continuing operations before extraordinary items	(499)	548		49	540	(49)		540

Net income	(499)	548		49	540	(49)		540

in 4Q06

Condensed consolidating statements of income (CHF million)

Interest and dividend income	5,922	6,885		12,807	99	111		13,017

Interest expense	(5,754)	(5,768)		(11,522)	(148)	80		(11,590)

Net interest income	168	1,117		1,285	(49)	191		1,427

Commissions and fees	1,652	3,105		4,757	6	306		5,069

Trading revenues	901	1,960		2,861	2	93		2,956

Other revenues	946	449		1,395	4,588	(4,621)		1,362

Net revenues	3,667	6,631		10,298	4,547	(4,031)		10,814

Provision for credit losses	0	(23)		(23)	0	3		(20)

Compensation and benefits	1,413	2,555		3,968	10	122		4,100

General and administrative expenses	243	1,670		1,913	(139)	41		1,815

Commission expenses	125	440		565	3	37		605

Total other operating expenses	368	2,110		2,478	(136)	78		2,420

Total operating expenses	1,781	4,665		6,446	(126)	200		6,520

Income from continuing operations before taxes, minority interests and extraordinary items	1,886	1,989		3,875	4,673	(4,234)		4,314

Income tax expense	338	516		854	0	(49)		805

Minority interests	774	154		928	0	(18)		910

Income from continuing operations before extraordinary items	774	1,319		2,093	4,673	(4,167)		2,599

Income from discontinued operations, net of tax	0	0		0	0	2,074		2,074

Net income	774	1,319		2,093	4,673	(2,093)		4,673

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of income

in 2007	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	28,031	33,573		61,604	463	495		62,562

Interest expense	(26,612)	(27,382)		(53,994)	(520)	405		(54,109)

Net interest income	1,419	6,191		7,610	(57)	900		8,453

Commissions and fees	5,108	12,814		17,922	22	1,385		19,329

Trading revenues	409	5,397		5,806	1	341		6,148

Other revenues	5,097	869		5,966	7,778	(7,939)		5,805

Net revenues	12,033	25,271		37,304	7,744	(5,313)		39,735

Provision for credit losses	(1)	228		227	0	13		240

Compensation and benefits	5,158	10,490		15,648	99	472		16,219

General and administrative expenses	1,403	5,462		6,865	(126)	177		6,916

Commission expenses	443	1,948		2,391	8	213		2,612

Total other operating expenses	1,846	7,410		9,256	(118)	390		9,528

Total operating expenses	7,004	17,900		24,904	(19)	862		25,747

Income from continuing operations before taxes, minority interests and extraordinary items	5,030	7,143		12,173	7,763	(6,188)		13,748

Income tax expense	(113)	959		846	3	401		1,250

Minority interests	4,405	608		5,013	0	(275)		4,738

Income from continuing operations before extraordinary items	738	5,576		6,314	7,760	(6,314)		7,760

Net income	738	5,576		6,314	7,760	(6,314)		7,760

in 2006

Condensed consolidating statements of income (CHF million)

Interest and dividend income	22,724	26,668		49,392	342	535		50,269

Interest expense	(21,594)	(21,829)		(43,423)	(541)	261		(43,703)

Net interest income	1,130	4,839		5,969	(199)	796		6,566

Commissions and fees	5,435	10,944		16,379	17	1,251		17,647

Trading revenues	2,773	6,389		9,162	(29)	295		9,428

Other revenues	3,763	1,339		5,102	11,319	(11,459)		4,962

Net revenues	13,101	23,511		36,612	11,108	(9,117)		38,603

Provision for credit losses	0	(97)		(97)	0	(14)		(111)

Compensation and benefits	5,456	9,676		15,132	87	478		15,697

General and administrative expenses	925	5,729		6,654	(314)	105		6,445

Commission expenses	469	1,653		2,122	5	145		2,272

Total other operating expenses	1,394	7,382		8,776	(309)	250		8,717

Total operating expenses	6,850	17,058		23,908	(222)	728		24,414

Income from continuing operations before taxes, minority interests and extraordinary items	6,251	6,550		12,801	11,330	(9,831)		14,300

Income tax expense	964	1,173		2,137	3	249		2,389

Minority interests	3,299	321		3,620	0	10		3,630

Income from continuing operations before extraordinary items	1,988	5,056		7,044	11,327	(10,090)		8,281

Income from discontinued operations, net of tax	0	0		0	0	3,070		3,070

Extraordinary items, net of tax	0	(24)		(24)	0	0		(24)

Net income	1,988	5,032		7,020	11,327	(7,020)		11,327

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q07	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,118	33,186		36,304	7	2,148		38,459

Interest-bearing deposits with banks	49,060	(44,534)		4,526	0	(767)		3,759

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	182,625	113,716		296,341	0	368		296,709

Securities received as collateral	29,194	(466)		28,728	0	(414)		28,314

Trading assets	161,718	368,407		530,125	0	1,958		532,083

Investment securities	0	14,515		14,515	29	1,187		15,731

Other investments	18,312	9,595		27,907	45,188	(44,975)		28,120

Net loans	909	220,661		221,570	9,440	9,524		240,534

Premises and equipment	839	4,751		5,590	0	559		6,149

Goodwill	806	8,940		9,746	0	1,136		10,882

Other intangible assets	224	197		421	0	23		444

Other assets	33,459	124,510		157,969	203	1,324		159,496

Total assets	480,264	853,478		1,333,742	54,867	(27,929)		1,360,680

Liabilities and shareholders' equity (CHF million)

Due to banks	62	106,917		106,979	5,978	(22,093)		90,864

Customer deposits	2	307,596		307,598	0	27,907		335,505

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	214,479	85,997		300,476	0	(95)		300,381

Obligation to return securities received as collateral	29,194	(466)		28,728	0	(414)		28,314

Trading liabilities	59,204	141,371		200,575	0	1,234		201,809

Short-term borrowings	49,915	(35,517)		14,398	0	4,992		19,390

Long-term debt	47,353	109,929		157,282	5,421	(2,546)		160,157

Other liabilities	46,316	116,037		162,353	269	1,799		164,421

Minority interests	15,267	8,752		24,019	0	(7,379)		16,640

Total liabilities	461,792	840,616		1,302,408	11,668	3,405		1,317,481

Total shareholders' equity	18,472	12,862		31,334	43,199	(31,334)		43,199

Total liabilities and shareholders' equity	480,264	853,478		1,333,742	54,867	(27,929)		1,360,680

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q06	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,323	25,542		27,865	9,150	(7,975)		29,040

Interest-bearing deposits with banks	34,059	(30,149)		3,910	1,047	3,171		8,128

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	173,505	145,067		318,572	0	476		319,048

Securities received as collateral	13,489	18,821		32,310	0	75		32,385

Trading assets	150,742	298,680		449,422	0	1,358		450,780

Investment securities	0	20,304		20,304	29	1,061		21,394

Other investments	15,107	5,081		20,188	35,041	(34,751)		20,478

Net loans	780	190,103		190,883	9,860	7,384		208,127

Premises and equipment	820	4,623		5,443	0	547		5,990

Goodwill	752	9,137		9,889	0	1,134		11,023

Other intangible assets	240	235		475	0	1		476

Other assets	47,031	100,472		147,503	497	1,087		149,087

Total assets	438,848	787,916		1,226,764	55,624	(26,432)		1,255,956

Liabilities and shareholders' equity (CHF million)

Due to banks	159	104,565		104,724	5,870	(13,080)		97,514

Customer deposits	57	280,143		280,200	0	10,664		290,864

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	231,212	57,230		288,442	0	2		288,444

Obligation to return securities received as collateral	13,489	18,821		32,310	0	75		32,385

Trading liabilities	48,103	149,833		197,936	0	486		198,422

Short-term borrowings	24,539	(8,252)		16,287	0	5,269		21,556

Long-term debt	53,127	90,894		144,021	5,738	(1,927)		147,832

Other liabilities	37,887	79,949		117,836	430	1,769		120,035

Minority interests	12,715	6,248		18,963	0	(3,645)		15,318

Total liabilities	421,288	779,431		1,200,719	12,038	(387)		1,212,370

Total shareholders' equity	17,560	8,485		26,045	43,586	(26,045)		43,586

Total liabilities and shareholders' equity	438,848	787,916		1,226,764	55,624	(26,432)		1,255,956

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows

in 2007	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	20,718	(74,673)		(53,955)	7,257	(11,195)		(57,893)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(18,798)	18,343		(455)	1,046	3,468		4,059

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(24,049)	27,376		3,327	0	109		3,436

Purchase of investment securities	0	(445)		(445)	0	(483)		(928)

Proceeds from sale of investment securities	0	2,884		2,884	0	21		2,905

Maturities of investment securities	0	3,451		3,451	0	318		3,769

Investments in subsidiaries and other investments	(2,680)	(5,715)		(8,395)	(10,311)	11,080		(7,626)

Proceeds from sale of other investments	1,447	741		2,188	1,234	(1,134)		2,288

(Increase)/decrease in loans	(166)	(35,971)		(36,137)	2,489	(1,824)		(35,472)

Proceeds from sales of loans	0	339		339	0	0		339

Capital expenditures for premises and equipment and other intangible assets	(422)	(874)		(1,296)	0	(254)		(1,550)

Proceeds from sale of premises and equipment and other intangible assets	78	12		90	0	160		250

Other, net	(78)	35		(43)	6	84		47

Net cash provided by/(used in) investing activities of continuing operations	(44,668)	10,176		(34,492)	(5,536)	11,545		(28,483)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(146)	46,436		46,290	147	6,073		52,510

Increase/(decrease) in short-term borrowings	28,774	(28,823)		(49)	0	(468)		(517)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	1,262	29,328		30,590	0	(97)		30,493

Issuances of long-term debt	106	77,680		77,786	0	3,365		81,151

Repayments of long-term debt	(4,158)	(58,480)		(62,638)	(2,268)	(400)		(65,306)

Issuance of trust preferred securities	0	22		22	0	(22)		0

Issuances of common shares	0	0		0	60	0		60

Issuances of treasury shares	0	0		0	1	36,277		36,278

Repurchase of treasury shares	0	(287)		(287)	(5,335)	(36,257)		(41,879)

Dividends paid/capital repayments	(1,302)	196		(1,106)	(2,587)	1,181		(2,512)

Other, net	389	7,133		7,522	(878)	213		6,857

Net cash provided by/(used in) financing activities of continuing operations	24,925	73,205		98,130	(10,860)	9,865		97,135

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(180)	(1,064)		(1,244)	(4)	(92)		(1,340)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	795	7,644		8,439	(9,143)	10,123		9,419

Cash and due from banks at beginning of period	2,323	25,542		27,865	9,150	(7,975)		29,040

Cash and due from banks at end of period	3,118	33,186		36,304	7	2,148		38,459

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows

in 2006	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(22,138)	(25,454)		(47,592)	2,780	(3,733)		(48,545)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(6,514)	6,844		330	(1,038)	(1,872)		(2,580)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(6,084)	15,925		9,841	0	(910)		8,931

Purchase of investment securities	0	(1,641)		(1,641)	0	(1,339)		(2,980)

Proceeds from sale of investment securities	0	1,234		1,234	0	22		1,256

Maturities of investment securities	0	3,533		3,533	0	1,502		5,035

Investments in subsidiaries and other investments	(5,945)	(596)		(6,541)	(939)	1,271		(6,209)

Proceeds from sale of other investments	1,020	685		1,705	12,255	(11,860)		2,100

(Increase)/decrease in loans	227	(26,704)		(26,477)	(4,054)	7,372		(23,159)

Proceeds from sales of loans	0	3,142		3,142	0	0		3,142

Capital expenditures for premises and equipment and other intangible assets	(609)	(879)		(1,488)	0	(42)		(1,530)

Proceeds from sale of premises and equipment and other intangible assets	25	9		34	0	0		34

Other, net	(11)	106		95	56	(237)		(86)

Net cash provided by/(used in) investing activities of continuing operations	(17,891)	1,658		(16,233)	6,280	(6,093)		(16,046)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	4	51,150		51,154	3,699	(16,320)		38,533

Increase/(decrease) in short-term borrowings	7,381	(6,898)		483	0	2,608		3,091

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,392	(22,784)		(1,392)	0	(24)		(1,416)

Issuances of long-term debt	16,899	59,697		76,596	0	(675)		75,921

Repayments of long-term debt	(4,976)	(44,426)		(49,402)	(800)	(1,093)		(51,295)

Issuances of common shares	0	0		0	48	0		48

Issuances of treasury shares	0	(4)		(4)	4,336	12,953		17,285

Repurchase of treasury shares	0	(4,664)		(4,664)	(5,428)	(13,369)		(23,461)

Dividends paid/capital repayments	(78)	(2,450)		(2,528)	(2,290)	2,472		(2,346)

Other, net	651	1,319		1,970	362	371		2,703

Net cash provided by/(used in) financing activities of continuing operations	41,273	30,940		72,213	(73)	(13,077)		59,063

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(82)	(386)		(468)	13	(60)		(515)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) discontinued operations	0	0		0	0	(4,794)		(4,794)

Proceeds from sale of stock by subsidiaries (CHF million)

Proceeds from sale of stock by subsidiaries	0	0		0	0	12,300		12,300

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	1,162	6,758		7,920	9,000	(15,457)		1,463

Cash and due from banks at beginning of period	1,161	18,784		19,945	150	7,482		27,577

Cash and due from banks at end of period	2,323	25,542		27,865	9,150	(7,975)		29,040

1 Includes eliminations and consolidation adjustments.

Note 23 Litigation
In accordance with SFAS No. 5, “Accounting for Contingencies”, the Group has litigation reserves for private litigation involving Enron, certain initial public offering (IPO) allocation practices, research analyst independence and other related litigation of CHF 1.0 billion (USD 0.9 billion) as of December 31, 2007, after deductions for settlements.

The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. In respect of each of the matters described above, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the Consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16
Fax +41 44 333 25 87

www.credit-suisse.com